Carter Ledyard & Milburn llp Counselors at Law
Steven J. Glusband Partner ● Direct Dial: 212-238-8605 E-mail: glusband@clm.com	2 Wall Street New York, NY 10005-2072 ● Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

June 2, 2020

BY EMAIL

Ameen Hamady, Esq.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	PainReform Ltd. Draft Registration Statement on Form F-l Submitted February 3, 2020 CIK No. 0001801834

Dear Mr. Hamady:

Set forth below are the responses of PainReform Ltd. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding its Draft Registration Statement on Form F-1 that was submitted on May 12, 2020. Concurrently with this letter, the Company is submitting Amendment No. 2 to the Draft Registration Statement (the “Amendment”).

The paragraphs below are numbered to correspond to the Staff’s comments as set forth in the Staff’s letter dated May 22, 2020. In each instance, we have repeated the Staff’s comment in italics and set forth our response in plain type below the relevant comment.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted May 12, 2020

Prospectus Summary
Overview, Page 1

1.	We note your response to comment 1, which we reissue. Your disclosure continues to state your conclusion that your proprietary extended release drug-delivery system prolongs the in vivo activity of active pharmaceutical ingredients, thus increasing the therapeutic window for patient treatment. You may replace this statement with a description of clinical trials and the resulting data without drawing conclusions with respect to efficacy. Similarly, we note your response to comment 2, which we reissue. Although you may be permitted by a regulator to conduct clinical trials, statements indicating safety or efficacy are premature and inappropriate because these determinations are assessed by applicable regulators during all phases of clinical trials and you have not secured marketing approval. Please revise your document to remove all statements that indicate or imply that your product candidates are safe or effective, including preliminary indications of safety or efficacy. As a non-exhaustive list of illustrative examples only, we note the following:

●	PRF-110's physical characteristics and composition are key to its safety, efficacy and ease of use.

●	We have amassed an extensive safety toxicology portfolio for PRF-110, demonstrating its tolerability and safety in both healthy controls and in surgical patients.

Letter to SEC	Page 2

●	Based on the extensive safety studies and the positive Phase 2, results, the FDA has granted our company and IND for PRF-110 and approved the initiation of Phase 3 trials for post-operative pain.

●	No safety issues were raised, and PRF-110 showed a superior performance when administered to nonoperated sites when compared to either a placebo or ropivacaine alone.

●	PRF-110 was well tolerated and demonstrated an excellent safety profile.

We have revised the disclosure in response to the Staff’s comments.

Additionally, with reference to your disclosure that in a Phase 1 study, PRF-110 showed `a superior performance when administered to non-operated sites when compared to either a placebo or ropivacaine, please revise your disclosure to explain what you mean by "nonoperated" sites.

We have revised the disclosure in response to the Staff’s comment.

Business
The Opportunity, page 52

2.	We note your response to comment 9, which we reissue in part. Your disclosure indicating the number of annual deaths from drug overdose does not appear to be material to an investor's understanding of your business. Please delete this statement. We will not object to disclosure that discusses your potential addressable market.

We have deleted this language in response to the Staff’s comment.

Letter to SEC	Page 3

Intellectual Property, page 56

3.	Please also provide the expiry dates for your issued patents.

We have provided the requested information in response to the Staff’s comment.

Please feel free to contact me at 212-238-8605 or Guy Ben-Ami at 212-238-8658 if you have questions regarding the responses or the accompanying amendment.

Very truly yours,

/s/ Steven J. Glusband
Steven J. Glusband

SJG:gb

Enclosure